EXHIBIT 99.1

For Immediate Release

CANADIAN PACIFIC COMMENTS ON PERSHING SQUARE
TOWN HALL MEETING

Notes that Pershing Square Continues to Offer no Plan or Clear Timetable

CALGARY, February 6, 2012 – Canadian Pacific (TSX: CP) (NYSE: CP) today issued the following statement in response to Pershing Square Capital Management, L.P.’s town hall meeting for Canadian Pacific shareholders:

“Pershing Square continues to offer no plan or clear timetable to improve CP’s operations, or even any concrete suggestions.  As part of its evaluation of the demand made by Pershing Square in November 2011 that CP replace its Chief Executive Officer with Hunter Harrison, the Board of Directors took into account the fact that CP’s Multi-Year Plan is well underway and producing results, together with Pershing Square’s statement that Mr. Harrison has no detailed plan to improve CP’s operating performance.  Based on the presentation made at today’s town hall meeting and the spoken remarks made by Bill Ackman, Chief Executive Officer of Pershing Square, Mr. Harrison and Pershing Square’s director nominees, it appears that Pershing Square still has no plan or clear timetable to improve CP’s operations.

“In Pershing Square’s town hall presentation, Pershing Square made a number of assertions and characterizations supported by hypothetical mathematical examples of the effects of speculated improvements on operating metrics similar to those contained in Pershing Square’s November 2, 2011 presentation to the Company.  Pershing Square has no plan and has provided no specific actions to support its hypothetical math.  Pershing Square continues to plan a proxy contest based on a call to change management which the CP Board believes would cause serious disruption to CP’s business and the Multi-Year Plan, which is improving CP’s operations.

“CP’s Multi-Year Plan has been verified and endorsed by the Board to drive volume growth, increase productivity, expand the network and control costs.  CP’s Board, which was recently strengthened with further railroad expertise by the appointment of Tony Ingram and Ed Harris, will continue to hold CP’s President and Chief Executive Officer, Fred Green, and CP’s senior management, fully accountable for delivering on the Multi-Year Plan.  CP is confident that by aggressively executing against this plan, the Company can achieve an OR of 70 to 72 per cent for 2014 and CP will not stop there — as the Company achieves its goals, CP will set new targets.”

Morgan Stanley & Co. LLC and RBC Capital Markets are serving as CP’s financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Fasken Martineau DuMoulin LLP are serving as CP’s legal advisors.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects.  Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties.  Forward-looking statements are not guarantees of future performance.  Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them.  Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP) (NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:

Media Relations	Investor Relations
Ed Greenberg	Janet Weiss
Tel: 612-849-4717	Tel: 403-319-3591
24/7 Media Pager: 855-242-3674	investor@cpr.ca
Ed_greenberg@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel: 212-355-4449